Exhibit 12
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Twelve Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands)	2015	2015	2014	2013	2012	2011	2010
Net Income	$47,255	$101,696	$102,338	$101,342	$65,470	$85,334	$108,260
Add:
Income Tax Expense	24,766	54,597	57,911	47,986	39,109	52,000	59,936
Interest Expense, net(1)	31,796	63,798	68,555	80,793	91,295	93,786	93,465
Estimated Interest Portion of Rental Expense(2)	1,052	2,342	1,691	842	611	795	72
Total Earnings before Taxes and Fixed Charges	$104,869	$222,433	$230,495	$230,963	$196,485	$231,915	$261,733
Fixed Charges:
Interest Expense (before deducting capitalized interest)(3)	$35,884	$79,163	$88,340	$85,591	$93,077	$95,859	$95,345
Estimated Interest Portion of Rental Expense	1,052	2,342	1,691	842	611	795	72
Total Fixed Charges	$36,936	$81,505	$90,031	$86,433	$93,688	$96,654	$95,417
Ratio of Earnings to Fixed Charges	2.839	2.729	2.560	2.672	2.097	2.399	2.743

(1)	Interest on uncertain tax positions is included in Interest Expense.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.

(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.